

February 16, 2018

Zhuoyu Li
Chief Executive Officer
China Green Agriculture, Inc.
Third floor, Borough A, Block A. No. 181, South Taibai Road
Xi'an, Shaanxi Province, PRC 710065

> Re: **China Green Agriculture, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2017**
> **Filed October 19, 2017**
> **Form 10-Q for the Quarter Ended December 31, 2017**
> **Filed February 14, 2018**
> **File No. 001-34260**

Dear Mr. Li:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2017

Financial Statements

Notes to Financial Statements

Note 3 – Inventories, page F-15

1. We note your disclosure that during 2017 you sold compound fertilizers (finished goods) to certain parties at market prices, and purchased equivalent amount of simple fertilizers (raw material) from the same parties also at market price. Please clarify for us whether you recognized revenue on these sales of $58 million during fiscal 2017. If you recognized revenue on these amounts, please provide us more details as to whether these purchase agreements and sale agreements were entered into in contemplation of one another. As part of your response, please tell us if the purchase transaction is legally

contingent upon the sale transaction. If there is no legal contingency, please tell us if the counterparties have a right to offset the obligations resulting from the purchase and sale transaction and if the purchase and sale transactions were entered into simultaneously. We may have further comment upon receipt of your response.

Note 9 – Loan Payables, page F-18

2. Please revise to conclude the last sentence before the second table which begins "The loans No. 2 is guaranteed by Jinong's…"

Note 17 – Business Combinations, page F-25

3. We note from page F-27 that you paid cash for the VIE acquisitions of $6.8 million during fiscal 2017. Please tell us where this cash flow outflow is reflected in your statements of cash flows. In this regard, it appears from Note 8 that the cash paid in the acquisition was included in Accrued Expenses and Other as of June 30, 2016 and was paid during fiscal 2017. It would appear that because this amount related to the payment for an acquisition, the cash outflow during fiscal 2017 should be included in the investing activities section of the statement of cash flow. Please advise or revise accordingly.

Form 10-Q for the Fiscal Quarter Ended December 31, 2017

Financial Statements

Notes to Financial Statements

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Recent accounting pronouncements, page 7

4. We note your disclosure that ASU 2016-10 is effective beginning January 1, 2018. Given that the ASU is effective for fiscal years beginning after December 15, 2017, it would appear as though the ASU applies to you beginning July 1, 2018. Your disclosure concerning the effectiveness of ASU 2016-11, and 2016-12 should be similarly revised.

Liquidity and Capital Resources

Inventories, page 34

5. We note that the primary reason for the increase in inventories since June 30, 2017 is due to the increase in Jinong's inventory of $329,000. However, the total increase in inventory from June 30, 2017 to December 31, 2017 is $27.6 million. Please tell us and revise to disclose the other factors that resulted in the significant increase in inventory from June 30, 2017 to December 31, 2017. Also, we note that the allowance for doubtful

accounts has increased $4.5 million in the first half of fiscal 2018. In this regard, if there are material changes in the allowance for doubtful accounts or other valuation and qualifying accounts, please consider including Schedule II in your next Form 10-K as required by Rule 5-04 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure